SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 or 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June, 2007	Commission File Number:	333-06552

TEMBEC INC.
(Exact name of the registrant as specified in its charter)

QUEBEC, CANADA
(Jurisdiction of Incorporation or Organization)

800 René-Lévesque Boulevard West, Suite 1050
Montréal, Québec H3B 1X9
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	☑

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 6, 2007

TEMBEC INC.
(signed) Antonio Fratianni Antonio Fratianni Vice President, General Counsel and Secretary

Exhibit List

Exhibit	Description
99.1	Material Change Report

99.2	Press Release dated June 1, 2007 – Tembec to idle its coated paper mill located in St. Francisville, Louisiana